Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Earnings:
Income before income taxes	$4,935	$4,798
Add:
Interest and other fixed charges, excluding capitalized interest	34	45
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	148	142
Distributed income of investees accounted for under the equity method	5	5
Amortization of capitalized interest	2	1
Less:
Equity in earnings of investments accounted for under the equity method	13	10
Total earnings available for fixed charges	$5,111	$4,981
Fixed charges:
Interest and fixed charges	$56	$68
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	148	142
Total fixed charges	$204	$210
Ratio of earnings to fixed charges	25.05x	23.72x

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